UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

CSP, Inc. (Name of Issuer)
Common Stock (par value $0.01 per share) (Title of Class of Securities)
126389105 (CUSIP Number)
Christopher J. Hall 671 Northeast 105th Street Miami Shores, FL 33138 (305) 762-4301 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 25, 2001 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 126389105

1.	Names of Reporting Persons. Christopher J. Hall I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) [ ] (b.) [ ]

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 271,064

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 271,064

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 271,064

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 7.7%

14.	Type of Reporting Person IN
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Item 1. Security and Issuer

          The title of the class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the "Common Stock") of CSP, Inc., a Massachusetts corporation (the "Company"). The principal executive offices of the Company are located at 40 Linnell Circle, Billerica, MA 01821.

Item 2. Identity and Background.

(a)	Name: The name of the person filing (the "Filing Person") this Schedule 13D is Christopher J. Hall.

(b)	Residence or business address: The business address of Mr. Hall is 671 Northeast 105th Street, Miami Shores, Florida 33138

(c)	Present Principal Occupation or Employment: Mr. Hall is a private investor and independent businessman.

(d)	Criminal Conviction: Mr. Hall has not been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Court or Administrative Proceedings:  On January 14th, 1999, Mr. Hall and Howe, Solomon & Hall, Inc.("HSH") entered into a settlement agreement with NASD Regulation, Inc.(the "NASD") in connection with the valuation for net capital purposes of certain municipal bonds held by HSH (the "NASD Agreement"). Rather than litigate against the NASD and thus incur legal costs greater than the monetary fine the NASD proposed, and because Mr. Hall did not desire to conduct business as an associate or principal of an NASD-member firm, Mr. Hall neither admitted nor denied the NASD's allegations, agreed to pay a $25,000 fine, and agreed to a two-year suspension from conducting business as an associate of an NASD-member firm, and a permanent bar as a principal of an NASD-member firm. Mr. Hall has fully complied with the terms of the NASD Agreement.

         On May 29, 1998, Mr. Hall individually and HSH entered into a settlement agreement with the Securities and Exchange Commission (the "SEC") in connection with the restructuring by HSH of defaulted municipal bonds issued by Duval County Florida (the "SEC Agreement"). Rather than litigate against the SEC and thus incur legal costs greater than the monetary fine the SEC proposed, Mr. Hall and HSH neither admitted nor denied the SEC's allegations, agreed to pay a $25,000 administrative penalty and a $135,412 fine, and to cease and desist from any future violations of certain rules of the Securities Exchange Act and the Municipal Securities Rulemaking Board. Both Mr. Hall and HSH have fully complied with the SEC Agreement.

(f)	Citizenship: Mr. Hall is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration:

          During the year 2000, Christopher J. Hall purchased 140,750 shares of the Company's Common Stock ("Shares"). From January 4, 2001 to November 21, 2001 Mr. Hall as an individual and through Hemisphere Trust, a Belize company wholly owned by Mr. Hall, purchased 100,114 and 22,000 Shares respectively. On January 25, 2002, Mr. Hall purchased an additional 8,000 Shares. Subsequent to these transactions, Mr. Hall owned 7.7% of the outstanding shares of the Company.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

         Mr. Hall purchased shares of the Company's Common Stock for purposes of investment.

         Except as set forth herein, Mr. Hall has no current plans or proposals to effect any of the transactions set forth below, although he may in the future effect any or all of them including plans or proposals, which would relate to or would result in:

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(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)

The equity securities to which this statement relates consists of 271,064 shares of Common Stock, including: 22,200 shares of Common Stock owned by The Hemisphere Trust, a Belize company wholly owned by Mr. Hall and 248,864 shares of Common Stock owned by Mr. Hall as an individual.

(b)	Not applicable.

(c)	During the 60 days preceding the filing of this report, Mr. Hall had made purchases of shares of Common Stock in the open market as set forth below:

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit
January 25, 2002	8,000	$3.48

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. Not applicable.
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Item 7. Material to be Filed as Exhibits. Not applicable.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2002
Christopher J. Hall
By:	/s/ Christopher Hall Christopher Hall
Title:	Individual

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